SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras

PRESENTATION OF
RESULTS 1Q20

Disclaimer

This presentation may include **estimates and forecasts** that **are not statements of facts that happened in the past** they rather reflect **beliefs and expectations of our management** and may stand as estimates and forecasts about **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believes," "may," "can," "estimates," "continues," "forecasts," "intends," "hopes," and similar are targeted at pointing out to **estimates that necessarily imply risks and uncertainties, whether known or not.**

Risks and Uncertainties which are known include, without limitation: **economic, regulatory, political and commercial conditions** existing in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the likeliness that we receive **payments connected to our receivables, changes in our rainfall and water levels** in reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** in effect or subsequently established, as well as other risks described in our annual report and other documents registered with CVM and SEC.

The estimates and forecasts solely refer to the date on which they are stated, thus we do not undertake **any obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of the operations and efforts of the Companies may be different from the current expectations and **investors, then, should not rely solely on the information stated herein.**

This material includes **calculations that may not reflect accurate results owing to rounding-off performed.**

Eletrobras

Covid-19

Eletrobras

Tribute to
Coronavirus (Covid-19) victims

Eletrobras expresses its solidarity with the victims of the pandemic and we honor our more than 12 thousand workers of the Eletrobras. We are committed to operating and maintaining generation and transmission services with excellence, reliability and security, thus supporting society in overcoming the effects of the pandemic.

We also highlight our respect, admiration and thanks to health workers and others who provide essential services to the country.



Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.

This presentation may contain estimates and projections. See disclaimer.

Eletrobras

Eletrobras against the **Coronavirus (Covid-19)**

Agent to promote security measures against the Covid-19 pandemic

64% of employees in **homeoffice**

Increased capacity for remote access and use of the **videoconferencing** tool.

Actions to **support employees' health** to face the challenges imposed by the pandemic: psychological support, speeches, workshops, Leaders Meeting and webinars.

Anticipation of the **vaccination campaign** (common flu and H1N1).

Overt disclosure of **contagion prevention measures.**

4,528 Covid-19 tests made in its collaborators, privileging those in operational units.

System Operation Centers with backup, being able to have operation assumed by other centers in case of contamination

Situation of employees of Eletrobras companies



1%
0%
11%
13%
11%
12,619*
64%
In operation
At office
In homoffice
On Vacation or/Medical Leave
Undergoing Covid-19 treatment
Suspected Covid-19 cases

* Does not include Itaipu Binacional employees

Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.

Eletrobras

Strategic Importance of Eletrobras

Generation and transmission assets and operation centers

BY STRATEGIC ANALYSED



68%
Estrategic
399
Assets
130
269
13
8
5
80
25
55
147
58
89
66
13
53
2
89
24
65
2
Amazonas GT
CGT Eletrosul
Chesf
Eletronorte
Eletronuclear
Furnas
Itaipu
Strategic Assets
Other Assets

PER JOURNEY



56
6
134
57
8
133
201
203
6h
8h
12h
Teleassisted
Normal Operation
Normal Situation

Pandemic Impacts on **Default**

70% Revenue

Regulated environment

Covid-19 Account

- Mechanisms to **maintain distributors' ability to pay.**
- **It cannot require suspension or reduction of energy volumes** from CCEARs, due to reduced consumption until December 2020.
- Positive effect in maintaining the current **low default levels**.

ACR Generation **Default***

0%	**0%**
March	Estimated May/Dec

* Addition to ordinary default due to Covid-19.

Transmission **Default**

< 0.5%	**0.89%**	**0.5%**
Average historic	March	May Estimated



Others
R$ 0.1 bi; 1%
Free marktet ACL Generation
R$ 2.6 bi
30%
Transmission
R$ 2.4 bi
28%
R$ 8.5 billion
Gross Revenue Total 1Q20
Regulated (ACR) Generation
R$ 3.5 bi
41%

30% Revenue

Free environment

27% energy total contracted , of which

30%

linked to contracts with industrialists served by HPPs Itumbiara and Sobradinho, with a term of 15 to 17 years

ACL Generation **Default***

0%	**1%****	**R$ 133 million**
March	May/Dec Estimate	

- Addition to ordinary default due to Covid-19.

**% on revenue from commercialization contracts. Does not include revenue from Nuclear Quotas.

- There were no cancellations or renegotiations of contracts in 1Q20.

Eletrobras

Regulatory Measures Transmission

NT 01/2020-GMSE/ANEEL

Measures presented that affect Eletrobras Transmission

Considering **the surplus of R$ 485 million** in the collection of the total RAP of the 2019-2020 cycle determined by ONS, an amount that would be diluted in the 2020/2021 cycle.

ANEEL **decided to bring forward the discount** via the Adjustment Portion for the months of April, May and June/2020.

It is estimated that for Eletrobras companies this value will be in the order of **R$ 210 million**, that is, about R$ 70 million/month.

It should be noted that the **impact is only financial**, not economic, since the adjustment would be made via the Adjustment Portion in the 2020/2021 Cycle.

Eletrobras

Business Highlights



Eletrobras

Business Highlights

PDNG

Incorporation
CGTEE + Eletrosul
January 2020

Transfer
Amazonas GT to **Eletronorte**
R$ 3.1 billion
January 2020

SPEs
Mangue Seco e
Manaus Transmissora de Energia
Authorized sales
subject to regulatory authorizations.

SAP Go live
Eletronorte

Net Debt/ EBITDA

1.6x
Net Debt /
EBITDA adjusted LTM

2.2x
Without RBSE

U$ 1.1 billion
Bond rollover in January 2020
due 2021.

R$ 1 billion
Funding by Eletronorte
with an interest rate of CDI + 2.62% per year
debt settlement with the holding.

R$ 630 million
Reinforcement of cash for the holding company, in addition to reducing the average cost of indebtedness of Eletronorte.

Market Recognition

Institutional Investor Magazine Latin America Executive Team

Ranking Sell-side

Wilson Ferreira – 2nd place - Best CEO

Elvira Presta – 3rd place - Best CFO

Paula Prado – 3rd place - Best IR

Best Analyst Days – 3rd place

Eletrobras

Our Business Evolution



Eletrobras

Generation

Hightlights 1Q20

+ 40 MW
Net aggregation
Pindaí I Wind Complex

Tariff Review

7.71% WACC — Impact on listed plants (Improvement GAG + Caimi)

+ R$ 50 million/per year
Additional estimated RAG from Jul/2020

+ R$ 98 million
Retroactive of the 2018/2019 and 2019/2020 cycles to be paid in 3 years, as of Jul/20

129 Plants
58 Corporates
71 SPES

Eletrobras
51,183 MW
Capacity installed



171,756 MW
total of country
30%
5%

Eletronuclear + Itaipu
8,990 MW



96%
Clean Energy

90%	Hydraulic	46.259 MW
4%	Nuclear	1.990 MW
2%	Wind	1.065 MW
4%	Thermal	1.870 MW

+1,729 MW in Brazil in compared to 4Q19

40 MW (2%) with Eletrobras participation

Sectoral **Context and Performance**

Revenue Amounts in R$ million		Revenue 1Q19	1Q20	Var.
ACR (Regulated Market)	Regulated Contract	2,855	2,562	-10.3%
	O&M Law 12,783	841	930	10.6%
ACL (Free Market)	Bilateral Contract[2]	1,575	2,210	40.4%
	CCEE	365	350	-4.0%
Others [1]		(13)	(102)	-678.8%
Generation Revenue		**5,622**	**5,949**	**5.8%**

Values in MWmed	1Q19	1Q20	Var.	
Physical Guarantee [2 3]	10,555	10,555	0.0%	-
Generated energy [2 3]	8,893	8,898	0.1%	↑
Energy Sold ACR Regulated Contract	4,311	3,710	-13.9%	↓
Energy Sold ACR O&M	7,451	7,451	0.0%	-
Energy Sold Bilateral ACL [2]	4,139	5,611	35.6%	↑

		1Q19	1Q20
Market	GSF (%)	148.74	103.18
	PLD (R$/MWh)	192.12	188.04

1 Imports, Construction Revenue, Transfer of Itaipu and Elimination (accounting adjustments - internal sales).
2 Includes the developments affected by Law 13,182 of 2015.
3 Does not include undertakings with a concession renewed by Law 12,783 of 2013 (O&M regime).

ACR Regulated Contract

- R$ 541 million

Furnas (-R$ 192 million) **and Eletronorte** (-R$ 198 million): end contracts

UTE Aparecida: migration of the CCVEE contract to CCEAR, with price reduction (from R$ 592/MWh to R$ 299/MWh) and extension of the term to 2030 (-R$ 105 million)

UHE Balbina: seasoning (-R$ 46 million).

+R$ 259 million

Angra I e II: Increase in Fixed Revenue: + R$ 66 million

Candiota III: after Overhaul + R$ 74 million

Furnas: Higher generated energy of UTE Santa Cruz, seasonalization strategies and price adjustment (+R$ 78 million)

Amazonas-GT: revenue from the sale of energy from a new PIE and an increase in revenue from the others.

ACR O&M

+R$ 89 million

Annual readjustment of RAG: Eletronorte, Furnas and Chesf.

ACL – Bilateral Contracts

+R$ 643 million

Significant increase in contracted volume: Eletronorte and Furnas.

CCEE

- R$ 15 million

Lower PLD

Eletrobras

Transmission

The largest transmission company in Brazil

1Q20

71,523 km

total of **Eletrobras transmission lines** of which **65,342 km** ≥ 230 kV

44.9% of Brazil



	Existent	Future
LT EletrobrasCompanies		
LT Eletrobras Companies with patnerships		
LT Eletrobras Others		

296 km
net aggregation in 1Q20 59% higher than 1Q19 aggregation

+R$ 16.1 million
Additional total RAP in Eletrobras companies in 1Q20, with emphasis on Furnas with **R$ 10 thousand**

2.08%
Variable Installment Discount
- R$ 21.6 million compared to 1Q19
–24.7% disturbances in relation to 1Q19

Eletrobras

Potential RAP Aggregation



+ 5.4% RAP
+ R$ 627 million
+R$ 158 mi RAP Aggregation
+R$ 537 mi Tariff Review
+R$ 71 mi RAP Aggregation
-R$ 31 mi Tariff Review
+R$ 29 mi RAP Agregation
-R$ 31 mi Tariff Review
+R$ 45 mi RAP Aggregation
+New tariff review
11,509
-54.1
+695
12,150
-11.1
+40
12,179
-13,7
-2
12,163
-71.7
+45
12.136
RAP Cycle 2019/20
Step profile 50%
Aggregations
2020/2021 Cycle Estimate
Eletrosul contract expires
Aggregations
2021/2022 Cycle Estimate
Step profile 50%
Aggregations
2022/2023 Cycle Estimate
Step profile 50%
Aggregations
2023/2024 Cycle Estimate

85 corporate works
large under construction
with potential revenue from
+ R$ 303 million

R$ 1.9 billion
Associated investment

15%
RAP/Investment

Tariff Review + R$ 537 million/per year*
Additional RAP estimated as of July 2020, considering all the effects of RTP (WACC 7.71%, PMSO and BRR),
including the retroactive ones since the 2018/2019 cycle

* The revision amounts depend on the closing of the Tariff Review CP

Eletrobras

The estimated aggregations of RAP are in reinforcements and major improvements already authorized, it does not include other works in progress. Slide does not consider PA and sale of assets. The 4Q19 estimate was revised due to the Tariff Review CP. This presentation may contain estimates and projections. See disclaimer.

Financial Performance 1Q20



Eletrobras

Statement of Income **1Q20**

Amounts in R$ million	IFRS			Recurrent		
	1Q19	1Q20	Var.	1Q19	1Q20	Var.
Gross Revenue	**7,931**	**8,464**	**6.8%**	**7,835**	**8,473**	**8,0%**
Deductions from Revenue	-1,465	-1,517	4%	-1,465	-1,517	4%
Net Operating Revenue	**6,466**	**6,956**	**8%**	**6,370**	**6,947**	**9%**
(-) PMSO	-2,046	-2,144	5%	-1,863	-1,968	6%
(-) Operating costs and expenses	-1,289	-1,751	36%	-1,286	-1,743	36%
(-) Operational provisions	-523	-447	-15%	-294	-196	-33%
(+) Shareholdings	160	164	3%	160	164	3%
(+) Other Income and Expenses	183	25	-86%	0	0	-
Ebitda	**2,951**	**2,803**	**-5%**	**3,088**	**3,205**	**4%**
Depreciation and amortization	-428	-469	10%	-428	-469	10%
Financial Result	**-336**	**-1,509**	**-349%**	**-403**	**-1,237**	**-207%**
Income tax and social contribution	-617	-517	-16%	-617	-517	-16%
Result of discontinued operations	-223	0	-	0	0	-
Net Income	**1,347**	**307**	**-77%**	**1,640**	**981**	**-40.2%**

Recurring Gross Revenue + R$ 629 million

Generation + R$ 323 million

R$ 311 million Best Eletronorte supply result

R$ 89 million Readjust O&M

R$ 66 million Increase in Angra 1 and 2 fixed revenue

-R$106 million UTE Aparecida CCVEE contract migration

Transmission + R$ 316 million

R$ 162 million Highest Elimination Intercompany (1Q19)

R$ 90 million Change in the RBSE Rate

R$ 47 million O&M Revenue - Tariff cycle adjustment 2019-2020 in Furnas, Eletronorte and CGT Eletrosul

Non-recurring
Construction revenue Generation and Procel Retroactive 1Q19

Operating Expenses + Recurring PMSO + R$ 562 million

+ R$ 75 million EUST:
+ R$ 162 million EUST: higher intercompany elimination in 1Q19

+ R$ 212 million Energy purchased for resale

– R$ 62 million Fuel (-R$162 million Amazonas GT)

– R$ 77 million Personnel

+ R$ 182 million MSO

Non-recurring PDC, Generation construction expense, miscellaneous provisions, EC reversal

Recurring Financial Result – R$ 834 million

– R$ 665 million Exchange Variation

– R$ 411 million Adjustment to RBSE fair value

Non-recurring Monet. Loan Compulsory, Loan revenue from privatized distributors, bonus rollover prize + FID commission

Gross Revenue **1Q20**

(in R$ million)



+ 6.8% IFRS
+ R$ 542 million
+ 8% Recurrent
+ R$ 629 million
7,931
96
7,835
234
89
194
[VALOR]
90
4
-[VALOR]
8,464
8
8,473
+5%
+11%
+23%
+29%
+10%
+2%
-9%
IFRS 1Q19 Gross Revenue
Construction Revenue
Recurring Gross Revenue 1Q19
Generation - Exploration Regime
Generation - O&M Regime
Transmission - Operation and maintenance revenue
Transmission - Construction revenue
Transmission - RBSE
Transmission - Contractual Revenue
Other Revenues
Recurring Gross Revenue 1Q20
Retroactive G/Construction and SPE Gains
IFRS 1Q20 Gross Revenue

Generation **+ R$323 million**

+ R$ 311 million
Eletronorte Supply
+ R$ 89 million
Readjustment O&M

+ R$ 66 million
Eletronuclear: increase in the Fixed Revenue of Angra 1 and 2 by 9.30% according to Res./ANEEL nº 2,661/19
– R$ 106 million
Amazonas GT: UTE Aparecida CCVEE contract migration

Transmission **+ R$320 million**

+ R$ 162 million
Greater Intercompany Elimination in 1Q19 (same impact on the cost of Charges for Use of the Network)

+ R$ 90 million: RBSE: variation in the discount rate applied between the periods compared

+ R$ 47 million
O&M Revenue - Tariff cycle adjustment 2019-2020 in Furnas, Eletronorte and CGT Eletrosul

Others Revenues **– R$ 13 million**

– R$ 6,5 million
Parent company: in 1Q19 there was a gain with the sale of the SPEs Sete Gameleiras and Pedra Branca
– R$ 5 million
CGT Eletrosul: CGT Eletrosul: Provision of Service and Telecommunications (SCM) in 1Q20

Non-Recurring: see Company Release

Eletrobras

Operation Costs **1Q20**

(in R$ million)



+ 36%
IFRS
+ R$ 462 million
+ 36%
Recurrent
+ R$ 457 million
1,289
4
1,286
212
+49%
237
+113%
62
-12%
70
+65%
1,743
8
1,751
IFRS 2019 Operating Costs
Non-Recurring Items
Recurring Operating Costs 2019
Energy purchased for resale
Charges on use of the electricity grid
Fuel for electricity production
Construction Transmission
Recurring Operating Costs 2020
Non-Recurring Items
Operating Costs IFRS 2020

Energy purchased for resale **+R$ 212 million**

+R$ 181 million New short-term contracts + 102 million, short-term settlement + 81 million: decrease of negative exposure in the MCP to take advantage of negative goodwill and tax benefit in the CCEE.
+ R$ 43 million increase of 130 Mw average and Seasonalization (Chesf)

Charges on use of the electricity grid **+R$ 237 million**

+R$162 million Major Intercompany Elimination in 1Q19

+R$75 million Readjustment of TUST

Fuel **– R$ 62 million**

-R$ 162 million Amazonas GT: lower consumption of natural gas by UTE Aparecida (inflexibility of 50%, reduced from 150MWh to 75MWh) and reduction of fuel price according to regulatory price - transfer of gas contract to Amazonas GT and migration to CCEAR.

Non-Recurring: see Company Release

Eletrobras

PMSO **1Q20**

(in R$ million)


+ 4,8% IFRS
+ R$ 98 million
+ 5,6% Recurrent
+ R$ 105 million
PDC Costs: (-) R$ 170
Services: (-) R$ 13
PDC cost: (+) R$ 4
FGTS and INSS April: (-) R$ 23
Furnas Outsourced: (+) R$ 25
Others: (-) R$ 133
2,046
183
1,863
77
-6.5%
71
+235%
18
+4%
93
+42%
1,968
176
2,144
PMSO IFRS 2019
Non-Recurring Items
Recurring PMSO 2019
Personnel
Material
Services
Others
PMSO Recurring 2020
Non-Recurring Items
PMSO IFRS 2020

Personnel	- 77 million

Reduction due to the PDC, partially offset by:

+R$54 million
Salary readjustment (3.77%) and additional for length of service (1%)

+R$31 million
Lower investments appropriation (Chesf, Eletronuclear and CGT Eletrosul)

+R$39 million
Provisioning of holidays in different compared periods

Material	+ 71 million

+ R$ 29.3 million
CGTEE: increased consumption of lime and associated materials (1Q19: overhaul plant).

+ R$ 22 million
Eletronuclear: interruption related increases - Angra 1

+ R$ 20 million
AmGT: purchase of material for maintenance of the turbines of UG 10 and 11 in Mauá 03.

Services	+ R$ 18 million

+ R$ 12.6 million
Eletronorte: Services expenses accounted for in Personnel in 1Q19, (Meal Ticket: R$ 8.8 million and Health Plan Administration Fee, R$ 3.8 million

Others	+ R$ 93 million

+ R$ 72 million
AmGT: Reclassification of CCC recovery as a fuel reduction account (in 1Q19, R$ 72 million was recorded in the Others account).

Operational Provisions **1Q20**

(in R$ million)



1Q20
Eletronorte: R$ 102 million
PCLD CPC 48 (estimated prospective risk) Discs Privatized R$ 146 million
PCLD other R$ 115 million
R$ 100 million - MTE Sale
Guarantees R$ 7 million
ANEEL CCC R$ 7 million
Other R$ 73 million
125
-144
261
116
88
447
Contigencies
Compulsory Loan
PCLD
Investment Losses
Other provisions
Provision 2020
1Q19
73
220
190
35
74
523
Contigencies
Compulsory Loan
PCLD
Investment Losses
Other provisions
Provision 2020
Reversion
Constitution

Eletrobras

EBITDA 1Q20

(in R$ million)


-5%
- R$ 148 million
+ 4%
+ R$ 117 million
Provisions for Contingencies R$ 293 million
Sale of SPEs –R$ 183 million
Other R$ 27 million
PCLD CPC 48 Discs - R$ 146 million
Investment Losses –R$ 116 million
Others -R$ 140 million
2,951
137
3,088
577
+9%
+[VALOR]
+3%
-[VALOR]
+36%
-[VALOR]
+6%
-98
-33%
3,205
-[VALOR]
2,803
EBITDA IFRS 1Q19
Non-Recurring Items
Recurring EBITDA 1Q19
Recurring Net Operating Revenue
Recurring shareholding
Recurring operating costs
Recurring PMSO
Recurring Operating Provisions
Recurring EBITDA 1Q20
Non-Recurring Items
EBITDA IFRS 1Q20

Recurring Net Operating Revenue	Shareholdings Recurring **+ R$ 4 million**	PMSO and Recurring Costs	Recurring Operating Provisions **-R$ 98 million**
See *slide* 21	Improvement in the result of: SPE ESBR, SPE IE Madeira, SPE SINOP, offset by the variation negative result of SPE Norte Energia, and SPE NESSA	See *slides* 19 and 20	-R$ 75 million Recurring PCLD; +R$ 18 million in guarantees -R$ 42 million in Other Provisions

Eletrobras

Net Profit **1Q20**

(in R$ million)



- 77%
- R$ 1,041 million
-40%
- R$ 659 million
1,347
293
1,640
117
+4%
-[VALOR]
-105%
99
+0,8%
981
-696
307
Net Income IFRS 1Q19
Non-Recurring Items
Recurring Profit 1Q19
Recurring EBITDA
Result. Recurring Financial and Deprec and Amort
Income tax
Recurring Profit 1Q20
Non-Recurring Items
IFRS 1Q20 Net Income

Financial Result **– R$ 834 million**

- **R$ 665 million** exchange variation - Covid 19
- **R$ 411 million adjustment to fair value resulting from the remeasurement of** the RBSE asset and alteration of the discount rate from NTNB to WACC, from 4.1% to 6.64%.

Non-recurring items

Ebitda adjustments = slide 22;
-R$ 41 million Monetary Update Compulsory Loan in 2019 and R$ 884 million in 2018
-R$ 81 million Loan Revenue from Privatized Distributors
-R$ 298 million Bonus Scroll Award + FID Commission

Non-recurring in 2019: EBITDA Adjustments Slide 25, Update. Monetary of the Compulsory Loan and Tax Credit;
Non-Recurring in 2018: EBITDA Adjustments Slide 25, Monetary Update on Compulsory Loan and Eletropaulo

Eletrobras

Financial Discipline

(in R$ billion)

Net Debt/Ebitda


Privatization
Distribution
Companies
23.4
20.3
26.4
25.7
23.5
22.1
21.0
21.0
6.1
3.7
3.1
3.0
2.6
2.3
2.2
2.2
3.6
1.9
2.1
2.2
2.0
1.8
1.6
1.6
dec/16
dec/17
dec/18
mar/19
jun/19
set/19
dec/19
mar/19
Net Debt
Net Debt/EBITDA with RBSE
Net Debt/EBITDA without RBSE

6.6	10.5	12.5	11.5	11.6	12.3	13.2	13.3	EBTIDA with RBSE (LTM)

GOAL

$\frac{\text{Net Debt}}{\text{EBITDA Adjusted}} < 2.5$

1Q20

(+) Short-Term Debt (Current Liabilities)	8,021
(+) Long-Term Debt	42,544
Gross Debt	**50,564**
(-) Transfer RGR to CCEE(1)	1,084
= Recurring Gross Debt	**49,481**
(-) (Cash and cash equivalents + marketable securities)	12,254
(-) Financing Receivable	14,893
(+) Transfer RGR to CCEE(1)	1,084
(-) Net balance of Itaipu Financial Assets	2,370
Net debt	**21,047**

(1) See Note 9 and 22 to the 2019 financial statements

*As of 2019, only current assets are considered, so the 2018 Net Debt was changed for comparison purposes.

Eletrobras

Debt Profile and Receivables

R$ 49.5 billion

Gross Debt without RGR from third parties 2019



6.2
9.3
6.4
4.2
5.7
4.0
13.7
2020
2021
2022
2023
2024
2025
After 2025

Indebtedness Composition 2020



24%
76%
Real (R$)
Foreign currency
15%
33%
14%
10%
22%
5%
CDI
IPCA
Selic
Without indexing
TJLP
Others

R$ 15.3 billion

Loans and financing receivable *



3.1
5.0
2.1
1.8
1.3
0.8
1.2
2020
2021
2022
2023
2024
2025
After 2025

Composition of Balances of Receivables 2020



49%
51%
Real (R$)
Foreign Monetary
1%
37%
62%
CDI/Selic
IPCA
Others

* Does not include: receivables from Itaipu's financial assets of R$ 2.3 billion and receivables from RGR owed by companies of the System, PLCD and third party charges.

Does not include charges

Eletrobras

Foreign Exchange Exposure

Foreign Exchange Exposure on 03/31/20
(U$ million)

Asset (US$ million)	1,749.62
Liabilities (US$ million)	2,287.57
Foreign Exchange Exposure	-537.95

Increase in liabilities in 1Q / 2020 impacted by the addition of USD 126 million, after the issue of Bond in February 2020.

ASSET	US$ million	%
Itaipu Loans Receivables	1,293	74%
Itaipu Financial Asset	456	26%
TOTAL	**1,749**	**100%**

LIABILITIES*	US$ million	%
Bonds2030 – Eletrobras	738	32%
Bonds 2021 – Eletrobras	638	28%
Bonds 2025 – Eletrobras	497	22%
Others	415	18%
TOTAL	**2,287**	**100%**

	2020	2021	2022	2023	2024	2025	After 2025	TOTAL
Asset (US$ million)	650.25	876.44	209.10	13.83	0.00	0.00	0.00	1,749.62
Liabilities (US$ million)	119.21	706.05	45.60	46.03	19.48	513.20	838.00	2,287.57
Foreign Exchange Exposure	531.05	170.39	163.50	-32.20	-19.48	-513.20	-838.00	-537.95

- **Short-term receivables** in dollars **higher than liabilities**: Mitigate the impact of currency devaluation on cash flow;
- **Relevant passive currency exposure in cash flow** only **after 2025**;
- **82% of foreign currency debt** with settlement in bullets, **concentrated in 3 maturities**, in 2021, 2025 and 2030;

Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

** In the balance of Bonuses 2030 and 2025 there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February*

Eletrobras

Investment Realized

(in R$ million)

Investment ***(Corporate + Partnerships)***	**Realized 1Q20**	**Budget PDNG 2020**	**%**
Generation	**118**	**2,869**	**4%**
Corporate Deployment	36	1,108	**3%**
Corporate Expansion	9	263	**3%**
Maintenance	45	822	**5%**
Expansion SPEs**	28	676	**4%**
Transmission	**174**	**2,009**	**9%**
Corporate Deployment	0.03	7	**0%**
Expansion and Reinforcements and Improvements	89	1,212	**7%**
Maintenance	60	657	**9%**
Expansion SPEs**	25	133	**19%**
Others*	37	408	**9%**
Total	**329**	**5,286**	**6%**

Generation

Angra 3	R$ 31.5 million
Angra 1 e 2	R$ 20.3 million
UTE Santa Cruz	R$ 9.4 million
SPE Brasil Ventos	R$ 22.0 million

Transmission

Chesf	R$ 79.7 million
Furnas	R$ 41.7 million
CGT Eletrosul	R$ 23.3 million
Eletronorte	R$ 3.7 million
SPE Mata S Gen.	R$ 25.2 million

*Environmental Quality, Infrastructure, Technological Development.

Eletrobras

Investment Unrealized

(in R$ million)

R$ 826 million of non-realization of investments being **R$ 227 million for reasons unrelated to Eletrobras**

Investment	**R$ million**	**% Investment Budget 1Q20**
Budgeted Investment 1Q20	1,155	100%
(-) Total Realized (a)	329	28.4%
(-) Not performed for reasons beyond Eletrobras(b)	227	19.7%
(=) Sub Total (a + b)	556	48.1%

-R$ 89 million
Mata Sta Genebra
ESBR Jirau
SINOP
Standstill COVID

-R$ 138 million
Angra I e II
Maintenance - Chesf Generation
Maintenance - Eletronorte Transmission
Eletronorte Reinforcements and Improvements
Vale São Bartolomeu
Impact COVID - delay in material supply and execution of works due to isolation measures

Eletrobras

ESG UHE Belo Monte

R$ 6 billion

Norte Energia Investment in Socio-Environmental Programs and Indigenous Component

Main Results

117
Environmental projects

33
Hospitals and basic health units

436
School support

25% → 5%
2011 2018
Altamira population below the poverty line

2,100 → 4,300
Indigenous people benefited from **27** programs

98%
Reduction of malaria cases 2011-2016, with **0** cases in Dec/17

14% → 92%
2011 2018
Altamira population with drinking water

0% → 92%
2011 2018
Collection and treatment sewage

3
Landfills, **ending** dumps

22,940
Relocated people, mostly living on stilts in unsanitary conditions

ESG - Evidence of Protection of Indigenous Culture

Indigenous Program:
11 Indigenous Lands and 01 Indigenous Area
09 ethnic groups (Xipaya, Kuruaya, Xikrin, Juruna, Arara, Asuruni, Araweté, Parakanã and Kayapó), 09 indigenous languages - Territorial area: 5 million Hectares

- No Indigenous Land was flooded by the Belo Monte HPP reservoirs
- No indigenous villages have been relocated
- 2010: 26 villages
- 2020: 81 villages in (source: FUNAI)
- About 2,100 indigenous people in 2010
- More than 4,300 indigenous people in 2020 (source: DSEI)

COVID- 19
R $ 6 million donation by Norte Energia in the Xingu region -> 1.5 thousand basic food baskets and 126 thousand PPE
In progress:
- Thousands of tests for COVID-19
- 10 complete ICU beds with respirators

OBS.: ALL of these ethnicities remain alive and culturally active in the region


400 km

Source: Norte Energia S.A

Eletrobras

Eletrobras

Thank you!

pr@eletrobras.com